Michel D. Marks

June 23, 2005

To the NYMEX Board:

This afternoon I submitted a letter of resignation to Chairman Mitchell Steinhause. I will step down as a Director of the exchange today.

I have enclosed a letter to the shareholders that explains the reason for the resignation. This will be sent tomorrow.

This was a difficult decision for me to make.

I have the highest regard for this business, and for all of those in its community who are responsible for its growth and development.

I also deeply appreciate the tremendous challenge now facing the Board and each director. I understand that the decisions that need to be made about the future are complex. And that the responsibility of representing the best interests of NY ME X and its shareholders is real.

At the same time, I strongly believe that it is possible to move the exchange along the technology curve to propel it to become a truly global business.

I want you to know that I acknowledge the endeavors and the hard work of each board member. We all know that this is both a challenging and exciting time.

The best interests of the exchange are paramount.

Warm regards

/s/ Michel

14 Broad Street, Red Bank NJ 07739 " 732-530-4434 " MDMarks@earthlink.net

Michel D. Marks

June 23, 2005

Dear Fellow Shareholder:

I want to let you know personally and directly that I notified Chairman Mitchell Steinhause today that I have resigned as a Director of NYMEX.

This was not an easy decision for me to make. Many of you know me from my time as Chairman. And many of you know that my family and I have a deep and long standing interest in the exchange and its well being, so I do not make this move lightly.

We all appreciate that NYMEX is at an important juncture in its history.

Booming energy markets offer great opportunity. New technology and global competition pose great challenge. We have the potential to become the dominant global energy marketplace, yet we face the risk of losing this moment, losing this potential, and possibly losing control of our destiny.

If these challenges are well met, I strongly believe that NYMEX can become larger, more prosperous, and substantially more valuable over the next decade -- and beyond.

I am moved to confront these challenges. So I will be considering what courses of action are available to me to help position the exchange to achieve this potential.

My desire is to do this independently and not as a board member. At all times I hold the best interests of NYMEX and all its constituents as paramount.

Warm regards

/s/ Michel

14 Broad Street, Red Bank NJ 07739 " 732-530-4434 " MDMarks@earthlink.net